UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Golub Capital Private Credit Fund

(Name of Issuer)

Golub Capital Private Credit Fund

(Name of Person(s) Filing Statement)

Class I and Class S Shares of Beneficial Interest

(Title of Class of Securities)

38179R 303, 38179R 105

(CUSIP Number of class of securities)

David B. Golub

c/o GC Advisors LLC

200 Park Avenue, 25th Floor

New York, NY 10166

(212) 750-6060

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda, Esq.

Nathan Briggs, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

June 25, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 25, 2025 by Golub Capital Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 4,895,094 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest and Class S common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of June 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on August 1, 2025 (the “Offer Expiration Date”).

2.	1,542,727 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 100% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended.

3.	The net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $38,845,885.

4.	Pursuant to the Offer, within five business days of the Offer Expiration Date, the Fund paid in cash to the tendering Shareholders a total of $38,788,836 representing the net asset value of the total amount of Shares tendered by Shareholders, less the early repurchase deduction. The Shares were repurchased on the Offer Expiration Date at a price of $25.18 per Share, which was the net asset value per Share of the applicable class as of the Valuation Date, less the early repurchase deduction.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

Item 12. Exhibits.

107	Filing Fee Table

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Golub Capital Private Credit Fund

By:	/s/ Christopher C. Ericson
Name:	Christopher C. Ericson
Title:	Chief Financial Officer and Treasurer

Dated: August 12, 2025

EXHIBIT INDEX

Exhibit
107	Filing Fee Table